EXHIBIT 99.1

Kinross upgraded to ‘BBB’ Rating by S&P Global Ratings

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

TORONTO, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that S&P Global Ratings (“S&P”) has upgraded the Company’s long-term issuer credit rating and its issue-level rating on Kinross’ unsecured debt to 'BBB' from 'BBB-', with a stable outlook.

In its announcement, S&P noted that Kinross’ credit measures have meaningfully improved in recent years, supported by solid cash flow and debt reduction.

The stable outlook reflects S&P’s expectation that Kinross will maintain its strong net cash position, a competitive cost profile, and a pipeline of projects that support steady production and earnings diversity.

“The S&P upgrade reflects Kinross’ exceptional financial position, consistent operating track record and disciplined cost management strategy,” said Andrea Freeborough, Chief Financial Officer. “Our balance sheet is in excellent shape, with a net cash position of $1.9 billion1 and total liquidity of approximately $4.4 billion2, as at June 30, 2026. We have also returned meaningful capital to shareholders – $1.4 billion since January 2025 – and are well-positioned to continue delivering on our operational and development goals while maintaining strong financial discipline.”

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation

1 Net cash is calculated as cash and cash equivalents of $2,656.4 million less long-term debt of $738.8 million as reported on the Company’s interim condensed consolidated balance sheet as at June 30, 2026.
2 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2026).